Gelteq Limited
Level 4

100 Albert Road

South Melbourne VIC, 3025

Australia

VIA EDGAR

September 12, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn:	Eric Atallah
Kevin Vaughn
Tamika Sheppard
Laura Crotty

Re:	Gelteq Pty Limited

Registration Statement on Form F-1

Filed July 15, 2024

File No. 333-280804

Dear Mr. Atallah:

Gelteq Limited (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on July 24, 2024, regarding the Registration Statement on Form F-1 filed with the Commission on July 15, 2024 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to the Registration Statement (the “Amendment”) which is being submitted to the Commission contemporaneously with the submission of this letter.

Registration Statement on Form F-1

Summary Financial Data, page 12

1.	Your table here appears to indicate that Auditor’s remuneration expense was only incurred during the nine months ended March 31, 2024 and 2023 and was zero for the annual periods. However, you disclose on page F-114 that you did incur Auditor’s remuneration expense for the years ended June 30, 2023 and 2022. Please revise to correct this apparent inconsistency, and confirm to us that all other line items of this table are presented on the same basis for all periods.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that for the nine months ended March 31, 2024 and 2023, the Company had presented auditor renumeration as a separate expense, whereas for the year ended June 30, 2024 and 2023, the Company had allocated such expenses to IPO expenses. In pages 12 and F-2 of the Amendment, the Company has allocated auditor renumeration to IPO expenses for the nine months ended March 31, 2024 and 2023 to be consistent with the year ended June 30, 2024 and 2023.

Similarly, for the nine months ended March 31, 2024 and 2023, the Company had allocated IPO expenses to other expenses, whereas for the year ended June 30, 2024 and 2023, IPO expenses were presented separately. The Company has reallocated IPO expenses separately for the nine months ended March 31, 2024 and 2023 to be consistent with the presentation for the year ended June 30, 2024 and 2023. The Company had also allocated legal fees out of corporate expenses separately for the nine month ended March 31, 2024 and 2023 in the Amendment to be consistent with the presentation for the year ended June 30, 2024 and 2023.

As such, the Company has accordingly revised the tables on pages 12 and F-2 of the Amendment and they are now presented on the same basis for all periods.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the nine months ended March 31, 2024 and 2023, page 55

2.	In light of the significant changes in your revenues reported during the respective annual and interim periods, please revise to address the following for all periods presented:

●	Consider providing a tabular breakdown by revenues by core vertical or other relevant product breakdown for all periods presented.

●	Revise to discuss the changes experienced in revenues for each core vertical between the periods presented. As part of your response, specifically explain why no revenue from the sports vertical was reported in fiscal year 2023 or so far in fiscal year 2024.

●	Discuss the reasons for the significant decrease in revenues from China and increase in revenue from United States of America, as depicted in your disclosure on page F-53.

●	On page 1 you discuss that due to world-wide supply chain delays, you have put in place strategies to mitigate delays in the future. On pages 53 and 56 you disclose that the decrease in revenues was due to your greater focus on research, without explaining why this led to no revenues for the nine months ended March 31, 2024. At various points in your document you discuss certain prioritization and strategies, as well as deferred revenue. Revise your MD&A and Business section to succinctly describe your prioritization and strategic decision making as well as decisions to defer processing of contract orders received, and revise to clearly link the effect of these decisions on your revenue and research expenses reported for the periods presented. Explain why you are not processing orders received on a timely basis, and identify the extent to which this was voluntary or involuntary.

●	To the extent other factors outside your control also led to the decreases in revenue, clearly disclose those factors, providing quantification of the impact where possible.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages 1, 4, 5, 16, 31, 49. 50, 51, 57, 58, 59, 68, 69, 74, 77, Alt-1 and Alt-5 of the Amendment.

Research expenses, page 56

3.	You disclose on page 56 that your revenues decreased due to your “greater focus on research,” while your research expenses actually decreased. Please revise to address the following regarding your disclosure quantifying the significant increases and decreases in your research expense during the annual and interim periods presented:

●	Revise to disclose the extent to which you track your research expenses by product candidate, therapeutic indication, core vertical, or other factors. If you do not track any of your research expenses, disclose that fact and revise to disclose how you analyze and evaluate the prioritization and effectiveness of these costs as incurred.

●	To the extent you track your research expenses, disclose the breakdown of such expenses for all periods presented. For the amounts that you do not track as such, provide a breakdown by type or nature of expenses such that the total of tracked expenses and unallocated expenses reconcile to the amounts shown on your Statements of Profit or Loss.

●	Revise your discussions of changes in research expenses between periods to identify the significant events, prioritization decisions, or other factors experienced, quantifying the impact to the extent possible.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised page 59 of the Amendment.

Critical accounting estimates and judgements

Revenue Growth and the Recoverability Rtae of Intangible Assets, page 64

4.

You disclose here that you are relying on future revenues for the recoverability rate of your intangible assets. Revise this section and elsewhere in your document (e.g., footnotes as well as risk factor on page 29) as appropriate to address the following:

●	Discuss the fact that you ceased filling orders and have not recognized revenue so far during fiscal year 2024.

●	Identify the last date you filled orders and reasons you stopped filling orders.

●	Discuss whether you have filled orders and recognized revenue during the months since March 31, 2024.

●	Identify when you expect to start filling orders again.

●	Explain how the fact that you ceased filling orders was factored into your most recent impairment test for your intangible assets. Specifically address the extent to which your latest projected future revenues as well as your latest discount rate considered the fact that you are not filling orders.

●	Disclose the extent to which your delays in filling orders has been longer than you anticipated when completing your historical impairment analysis and how you have modified your impairment tests as delays have continued.

●	Revise your references to the long term growth rate would need to be reduced to be negative to acknowledge that your revenue is currently zero.

●	Revise your disclosures to clearly identify the core vertical that your intangible assets are related to.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages 31, 67, 68 and 69 of the Amendment.

General

5.	We note your disclosure on page Alt-13 that the selling shareholders may sell their securities through purchases by a broker-dealer as principal and resales by the broker-dealer for its account, or that broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share, or by “any other method permitted pursuant to applicable law”. Please confirm your understanding that the retention by a selling shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking on page II-5 provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and confirms its understanding that the retention by a selling stockholder of an underwriter would constitute a material change to its plan of distribution requiring a post-effective amendment.

* * * *

We thank the Staff for its review of the foregoing and the Amendment. If you have any further comments or questions, please feel free to contact to our counsel, Richard I. Anslow, ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Nathan Givoni
Nathan Givoni, Chief Executive Officer
Gelteq Limited

cc:	Richard I Anslow, Esq.
Ellenoff Grossman & Schole LLP

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